SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                              Riviera Tool Company
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    769648106
 ------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                  April 9, 2001
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


      [ ] RULE 13d-1(b)
      [X] RULE 13d-1(c)
      [ ] RULE 13d-1(d)

CUSIP No.769648106                                             Page 2 of 6 Pages
________________________________________________________________________________
1)   Name and I.R.S. Identification No. Of Reporting Person

     J.B. Capital Partners L.P. 13-3726439
________________________________________________________________________________
2)   Check The Appropriate Box If A Member Of A Group (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3)   SEC Use Only

________________________________________________________________________________
4)   Citizenship Or Place Of Organization:  Delaware

________________________________________________________________________________
  NUMBER OF    5)   SOLE VOTING POWER:
   SHARES
BENEFICIALLY   _________________________________________________________________
  OWNED BY     6)   SHARED VOTING POWER:  321,975 shares
    EACH       _________________________________________________________________
  REPORTING    7)   SOLE DISPOSITIVE POWER:
   PERSON
    WITH       _________________________________________________________________
               8)   SHARED DISPOSITIVE POWER:  321,975 shares

________________________________________________________________________________
9)   Aggregate Amount Beneficially Owned by Each Reporting Person:

     321,975 shares
________________________________________________________________________________
10) Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares [_] (See Instructions)
________________________________________________________________________________
11)  Percent of Class Represented by Amount in Row (9):

     9.5% of Common Stock
________________________________________________________________________________
12)  Type of Reporting Person (See Instructions):  PN



________________________________________________________________________________

CUSIP No.769648106                                             Page 3 of 6 Pages
________________________________________________________________________________
1)   Name and I.R.S. Identification No. Of Reporting Person

     Alan W. Weber
________________________________________________________________________________
2)   Check The Appropriate Box If A Member Of A Group (See Instructions)
     (a)  [_]
     (b)  [X]
________________________________________________________________________________
3)   SEC Use Only

________________________________________________________________________________
4)   Citizenship Or Place Of Organization:  United States of America

________________________________________________________________________________
  NUMBER OF    5)   SOLE VOTING POWER:
   SHARES
BENEFICIALLY   _________________________________________________________________
  OWNED BY     6)   SHARED VOTING POWER:  321,975 shares
    EACH       _________________________________________________________________
  REPORTING    7)   SOLE DISPOSITIVE POWER:
   PERSON
    WITH       _________________________________________________________________
               8)   SHARED DISPOSITIVE POWER:  321,975 shares

________________________________________________________________________________
9)   Aggregate Amount Beneficially Owned by Each Reporting Person:

     321,975 shares
________________________________________________________________________________
10) Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares [_] (See Instructions)
________________________________________________________________________________
11)  Percent of Class Represented by Amount in Row (9):

     9.5% of Common Stock
________________________________________________________________________________
12)  Type of Reporting Person (See Instructions):  IN



________________________________________________________________________________

ITEM 1(a).  Name of Issuer:

      Riviera Tool Company

________________________________________________________________________________
ITEM 1(b).  Address of Issuer's Principal Executive Offices:

      5460 Executive Parkway S.E., Grand Rapids, MI 49512
________________________________________________________________________________

ITEM 2(a).  Names of Persons Filing:

      JB Capital Partners L.P. ("JB Capital")
      Alan W. Weber ("Weber")
________________________________________________________________________________

ITEM 2(b).  Address of Principal Business Office Or, If None, Residence:

      23 Berkley Lane, Rye Brook, New York 10573
________________________________________________________________________________

ITEM 2(c).  Citizenship:

      JB Capital is a Delaware Limited Partnership
________________________________________________________________________________
      Weber is a citizen of the United States
________________________________________________________________________________

ITEM 2(d).  Title of Class of Securities:

      Common Stock, No Par Value
________________________________________________________________________________

ITEM 2(e).  CUSIP Number:  769648106

________________________________________________________________________________


ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is:
      None of the reporting persons is an entity specified in Rule 13d-1(b)(1)(ii).

ITEM 4.     Ownership:

(a) Amount beneficially owned by all reporting persons:  321,975 shares
(b) Percent of class:  9.5% of Common Stock
(c) Number of shares as to which the reporting persons have:

      (i)   sole power to vote or to direct the vote:

      (ii)  shared power to vote or to direct the vote:  321,975 shares

      (iii) sole power to dispose or to direct the disposition:

      (iv)  shared power to dispose or to direct the disposition:  321,975 shares
________________________________________________________________________________


ITEM 5.  Ownership of five percent or less of a class.

      Not applicable.


ITEM 6. Ownership of more than five percent on behalf of another person.

      Not applicable.


ITEM 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

      Not applicable.


ITEM 8.  Identification and classification of members of the group.

      None of the reporting persons is an entity specified in Rule 13d-1(b)(1)(ii).


ITEM 9.  Notice of dissolution of group.

      Not applicable.


ITEM 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated:  April 13, 2001


                                    JB CAPITAL PARTNERS L.P.


                                    By:   /s/Alan W. Weber
                                        ---------------------------------------
                                          Alan W. Weber, General Partner


                                          /s/Alan W. Weber
                                        ---------------------------------------
                                          Alan W. Weber, Individually